UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40294

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________

PART I - REGISTRANT INFORMATION

Alfi, Inc.
Full Name of Registrant
Not applicable.
Former Name if Applicable

429 Lenox Avenue, Suite 547
Address of Principal Executive Office (Street and Number)

Miami Beach, Florida 33139
City, State and Zip Code

PART II – RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alfi, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) by the March 31, 2022 filing date applicable to smaller reporting companies for the reasons discussed in this Form 12b-25.

As previously disclosed, on March 11, 2022, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) and the Company’s management concluded that the Company’s previously issued audited financial statements for the years ended December 31, 2019 and 2020, included in the Company’s Registration Statement on Form S-1 (File No. 333-251959), and the Company’s previously issued interim financial statements included in the Company’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021 (collectively, the “Prior Period Financial Statements”) should no longer be relied upon as a result of accounting errors and should be restated. The Company’s review of the Prior Period Financial Statements, including the determination of all required adjustments thereto, and the preparation of the restatements thereof, is ongoing. The Company will not be able to complete and file with the Securities and Exchange Commission (the “SEC”) the Annual Report, or the Company’s Quarterly Report for the quarter ended September 30, 2021 (the “Third Quarter Quarterly Report”), until such review and restatement work is completed.

The Company is working diligently to complete and file the Annual Report, the Third Quarter Quarterly Report and the restatements of the Prior Period Financial Statements on the applicable forms as soon as practicable. The Company does not expect to file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis A. Almerini	305	395-4520
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No

The Company has not filed its Third Quarter Quarterly Report. In addition, as previously disclosed, the Audit Committee and the Company’s management has concluded that Prior Period Financial Statements should not be relied upon as a result of accounting errors and should be restated. The Company intends on filing the restatements of the Prior Period Financial Statements on the applicable forms.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report total revenues of approximately $25,000 for the year ended December 31, 2021, compared to total revenues of $0 for the year ended December 31, 2020. The Company expects to report a net loss of approximately $20 million for the year ended December 31, 2021, compared to a net loss of approximately $5 million for the year ended December 31, 2020. The increase in net loss was largely due to increased general and administrative expenses driven in part by higher compensation and benefits expense and increased professional services expenses, including additional expenses incurred during the quarter ended December 31, 2021 related to the Company’s previously disclosed independent internal investigation. The foregoing figures are preliminary, unaudited, and subject to change in connection with the completion of the audit, and are prepared in accordance with U.S. generally accepted accounting principles.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Form 12b-25 are forward-looking statements, including statements regarding the Company’s ongoing review and restatement work with respect to the Prior Period Financial Statements; the Company’s expectation regarding the timing of the filing with the SEC of the Annual Report, the Third Quarter Quarterly Report and the restatements of the Prior Period Financial Statements on the applicable forms; and the Company’s expectation with respect to the estimated results of operations for the year ended December 31, 2021 discussed in this Form 12b-25. Such forward looking statements may be identified by, among other things, the use of forward-looking terminology such as “believe,” “expect,” “may,” “could,” “would,” “plan,” “intend,” “estimate,” “predict,” “potential,” “continue,” “should” or “anticipate” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements are based on beliefs and assumptions by the Board and management, and on information currently available to the Board and management. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential consequences of the matters discussed in this Form 12b-25 include, but are not limited to: the possibility that The Nasdaq Stock Market may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to additional stockholder lawsuits or claims. For additional factors that could cause results to differ materially from forward-looking statements contained in this Form 12b-25, see the Risk Factors section contained in the Company’s prospectus relating to its initial public offering, filed with the SEC. Copies of such filing are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date hereof, except as required by law.

Alfi, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2022	By:	/s/ Peter Bordes
Peter Bordes
Interim Chief Executive Officer

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